KW 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 01 2013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

REID & RUDIGER, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Rudiger, Jr - CEO (212) 785-0500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

13010919

OATH OR AFFIRMATION

I, Edward J. Rudiger, Jr., CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Reid & Rudiger, L.L.C. (Company), as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward J. Rudiger, Jr., CEO

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 20 15

Sworn and subscribed to before me this 26 day of February, 20 13.

This report contains (check all applicable boxes):

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Reid & Rudiger, L.L.C.

Report on the Financial Statements
We have audited the accompanying balance sheet of Reid & Rudiger, L.L.C., (the "Company") as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid & Rudiger, L.L.C. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 8 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 8 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 25, 2013

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

REID & RUDIGER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	31,645
Receivable from clearing broker		220,048
Clearing deposits		50,000
Marketable securities, at fair value		7,497
Other receivable		5,000
Prepaid expenses		34,370
Security deposit		5,500
Total Assets	$	354,060

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	110,702
Total Liabilities		110,702
Contingencies		-
Member's equity		243,358
Total Liabilities and Member's Equity	$	354,060

See independent auditors' report and accompanying notes to the financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 2,858,373
Other income	105
Interest income	116
Total Revenues	2,858,594
Costs and Expenses:	
Compensation and benefits	545,254
Clearing expenses	71,644
Guaranteed payments to members	285,000
Commission expense	999,081
Rent	122,789
Office supplies and expense	92,595
Telephone	23,392
Postage and delivery	34,887
Registration and license	18,138
Quotations and research	31,501
Depreciation and amortization	10,564
Professional fees	96,823
Arbitration payment	24,000
Insurance	12,821
Travel and entertainment	110,601
Equipment rental	57,328
SIPC fee	6,967
Total Expenses	2,543,385
Income from operations	315,209
Other loss	
Loss on abandonment of property	62,202
Net Income	$ 253,007

See independent auditors' report and accompanying notes to the financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows Provided by Operating Activities:	
Net Income	$ 253,007
Depreciation	10,564
Adjustment to reconcile net income to	
net cash provided by operating activities:	
Decrease in restricted cash	45,159
(Increase) in receivable from clearing broker	(34,939)
(Increase) in marketable securities, at fair value	(144)
(Increase) in other receivables	(5,000)
(Increase) in prepaid expenses	(32,075)
(Increase in security deposit	(5,500)
(Decrease) in accounts payable and accrued expenses	(27,462)
Net Cash Provided By Operating Activities	203,610
Cash Flows From Investing Activities:	
Abandonment of leasehold improvements	72,202
Net Cash (Used) by Investing Activities	72,202
Cash Flows From Financing Activities:	
Member's distribution	(688,975)
Net Cash (Used) by Financing Activities	(688,975)
Net (Decrease) In Cash	(413,163)
Cash at beginning of the year	444,808
Cash at end of the year	$ 31,645

See independent auditors' report and accompanying notes to the financial statements.

REID & RUDIGER, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Total Member's Equity
Balance, January 1, 2012	$ 679,326
Member's distribution	(688,975)
Net Income	253,007
Balance, December 31, 2012	$ 243,358

See independent auditors' report and accompanying notes to the financial statements.

REID & RUDIGER, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger L.L.C., ("Company") a Delaware Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Evermore Holdings, LLC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another securities firm for clearing transactions.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Profits and losses from commissions realized on agency transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date. The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing broker (Dain) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2012. The amount due from the clearing broker (Dain) is $220,048.

Clearing Deposit
The Company maintains a separate account with a cash balance of $50,000.

Income Taxes
The Company is a limited liability Company taxed as a partnership and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The company files a consolidated tax return with its parent company, Evermore Holdings, LLC and the members of Evermore Holdings, LLC are individually responsible for reporting their share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $197,363 which was $189,983 in excess of the amount required.

4. COMMITMENTS

Customer Transactions
In the normal course of business the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. LEASING ARRANGEMENTS

The Company had entered into a five year lease during 2006 which was later modified during 2008 for office space at 110 Wall Street in NYC, that expires on October 11, 2013. Hurricane Sandy hit NYC on October 28, 2012 and the building (110 Wall Street NYC) was declared uninhabitable. The Company obtained temporary office space at 40 Wall Street NYC until they could re-occupy the office at (110 Wall Street NYC). On December 4, 2012, the landlord sent notice to all of tenants in the building that due to the extensive damages, the building would not re-open and that all the leases were cancelled. The Company received $31,588 from their security deposit after deductions for additional rent and other charges. The Company had equipment and furnishings that had been previously fully depreciated. Leasehold improvements in the amount of $72,202 were recorded a loss on these financial statements. There was an insurance reimbursement for $10,000. At 12/31/2012, a security deposit in the amount of $5,500 was being held by the landlord at 40 Wall Street NYC which was raised to $22,400 in January, 2013. The Company now has a short term lease up to March 31, 2013 at a monthly rent of $11,200. The Company is currently looking for new office space. The Company also is looking into further claims against the insurance company and the landlord at 110 Wall Street

.

6. RESTRICTED CASH

The restricted cash in the amount of approximately $40,000t was being held as collateral for The Company in lieu of posting a rental security deposit was returned after deductions for rents and charges. The landlord returned $31,588 and the restricted cash account was closed.

7. PROPERTY AND EQUIPMENT

Property and equipment is fully depreciated and the leasehold improvements were written off as a loss due to hurricane Sandy on the financial statements.

REID & RUDIGER, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL:	
Total member's equity	$ 243,358
Deductions and/or charges:	
Non-allowable assets:	
Other receivable	(5,000)
Prepaid expenses	(34,370)
Security deposit	(5,500)
Net capital before haircuts on securities positions	198,488
Haircuts on securities positions	(1,125)
Undue concentration	-
Net Capital	$ 197,363
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 110,702
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 7,380
Minimum net capital required	$ 5,000
Excess net capital	$ 189,983
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 186,294
Percentage of aggregate indebtedness to net capital is	56%

The above computation agrees with the December 31, 2012 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
Reid & Rudiger, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Reid & Rudiger, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Reid & Rudiger, L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Reid & Rudiger, L.L.C.'s management is responsible for the Reid & Rudiger, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 25, 2013

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Reid & Rudiger, L.L.C.

In planning and performing our audit of the financial statements of Reid & Rudiger, L.L.C. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 25, 2013